Exhibit 99.2

Royal Dutch Shell plc

Three and six month period ended June 30, 2015

Unaudited Condensed Interim Financial Report

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2ND QUARTER AND HALF YEAR 2015 UNAUDITED RESULTS

•	Royal Dutch Shell’s second quarter 2015 earnings, on a current cost of supplies (CCS) basis (see Note 2), were $3.4 billion compared with $5.1 billion for the same quarter a year ago.

•	Second quarter 2015 CCS earnings excluding identified items (see page 9) were $3.8 billion compared with $6.1 billion for the second quarter 2014, a decrease of 37%.

•	Compared with the second quarter 2014, CCS earnings excluding identified items benefited from strong Downstream results reflecting steps taken by the company to improve financial performance and higher realised refining margins. In Upstream, earnings were impacted by the significant decline in oil and gas prices and decreased production volumes, partly offset by lower costs and depreciation.

•	Basic CCS earnings per share excluding identified items decreased by 37% versus the same quarter last year.

•	Cash flow from operating activities for the second quarter 2015 was $6.1 billion, compared with $8.6 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the second quarter 2015 was $7.6 billion, compared with $11.0 billion for the second quarter 2014.

•	Total dividends distributed to Royal Dutch Shell plc shareholders in the quarter were $3.0 billion, of which $0.7 billion were settled under the Scrip Dividend Programme. No shares were bought back during the second quarter.

•	Gearing at the end of the second quarter 2015 was 12.7%.

•	A second quarter 2015 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”).

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Half year
Q2 2015	Q1 2015	Q2 2014%[1]			2015	2014	%

3,986	4,430	5,307	-25	Income attributable to Royal Dutch Shell plc shareholders	8,416	9,816	-14
(625)	331	(160)		Current cost of supplies (CCS) adjustment for Downstream	(294)	(204)
3,361	4,761	5,147	-35	CCS earnings	8,122	9,612	-16
(474)	1,515	(979)		Identified items[2]	1,041	(3,841)
3,835	3,246	6,126	-37	CCS earnings excluding identified items	7,081	13,453	-47
				Of which:
1,037	675	4,722		Upstream	1,712	10,432
2,961	2,646	1,347		Downstream	5,607	2,922
(163)	(75)	57		Corporate and Non-controlling interest	(238)	99

6,050	7,106	8,641	-30	Cash flow from operating activities	13,156	22,625	-42

0.53	0.76	0.81	-35	Basic CCS earnings per share ($)	1.29	1.52	-15
1.06	1.52	1.62		Basic CCS earnings per ADS ($)	2.58	3.04
0.61	0.52	0.97	-37	Basic CCS earnings per share excl. identified items ($)	1.12	2.13	-47
1.22	1.04	1.94		Basic CCS earnings per ADS excl. identified items ($)	2.24	4.26

0.47	0.47	0.47	—	Dividend per share ($)	0.94	0.94	—
0.94	0.94	0.94		Dividend per ADS ($)	1.88	1.88

[1]	Q2 on Q2 change
[2]	See page 9

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SECOND QUARTER 2015 PORTFOLIO DEVELOPMENTS1

Upstream

During the quarter, the Malaysia LNG Dua Joint Venture Agreement (“JVA”) expired and Shell transferred its 15% shareholding to Petronas, in accordance with the original JVA terms.

As part of its global exploration programme, Shell added new acreage positions following successful bidding results in the United States, the United Kingdom and Indonesia.

In July, the Browse Joint Venture agreed to enter the front end engineering and design (“FEED”) phase for the proposed non-operated Browse Floating Liquefied Natural Gas (FLNG) development (Shell interest 27%), using Shell FLNG technology. The proposed development is expected to deliver around 12 million tonnes per annum of LNG.

In July, Shell announced the final investment decision (“FID”) to advance the Appomattox deep-water development (Shell interest 79%) in the United States. The Appomattox platform will be Shell’s seventh 4-column host in the Gulf of Mexico. The Appomattox development will initially produce from the Appomattox and Vicksburg fields, with average peak production estimated to reach approximately 175 thousand barrels of oil equivalent per day (boe/d).

In July, Shell announced that it reached an agreement with Kinder Morgan, Inc. for the sale of Shell’s entire 49% equity interest in Elba Liquefaction Company, LLC, the owner of the Elba Liquefaction Project, which is proposed to be constructed and operated at the existing Elba Island LNG Terminal in the United States.

Downstream

In France, Shell received a binding offer of €464 million ($529 million) from DCC Energy for its Butagaz Liquefied Petroleum Gas business. The transaction, subject to regulatory approvals following staff consultations, is expected to complete in 2015.

In the United States, Shell Midstream Partners, L.P. announced the execution of a purchase and sale agreement to acquire additional interests in Zydeco Pipeline Company and Colonial Pipeline Company for $448 million from Shell Pipeline Company. The acquisition will increase Shell Midstream Partners’ ownership interest in Zydeco from 43.0% to 62.5% and in Colonial from 1.612% to 3.0%.

Also in the United States, Shell Pipeline Company sold its 100% interest in the Port Arthur Products Station and Shell Ex Facility, known as PAPS, to Colonial Pipeline Company.

In July, Shell Midstream Partners, L.P. completed the acquisition of a 36% equity interest in Poseidon Oil Pipeline Company for $350 million from Equilon Enterprises LLC, a subsidiary of Shell Oil Products US.

[1]	See page 23 for first quarter 2015 portfolio developments.

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KEY FEATURES OF THE SECOND QUARTER 2015

•	Second quarter 2015 CCS earnings (see Note 2) were $3,361 million, 35% lower than for the same quarter a year ago.

•	Second quarter 2015 CCS earnings excluding identified items (see page 9) were $3,835 million compared with $6,126 million for the second quarter 2014, a decrease of 37%. Second quarter 2015 CCS earnings excluding identified items benefited from strong Downstream results reflecting steps taken by the company to improve financial performance and higher realised refining margins. In Upstream, earnings were impacted by the significant decline in oil and gas prices and decreased production volumes, partly offset by lower costs and depreciation.

•	Basic CCS earnings per share decreased by 35% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items decreased by 37% versus the same quarter a year ago.

•	Cash flow from operating activities for the second quarter 2015 was $6.1 billion, compared with $8.6 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the second quarter 2015 was $7.6 billion, compared with $11.0 billion for the same quarter last year.

•	Capital investment (see Note B) for the second quarter 2015 was $7.1 billion and divestment proceeds were $0.4 billion.

•	Total dividends distributed to Royal Dutch Shell plc shareholders in the second quarter 2015 were $3.0 billion, of which $0.7 billion were settled by issuing some 23.4 million A shares under the Scrip Dividend Programme for the first quarter 2015 dividend.

•	Return on average capital employed on a reported income basis (see Note C) was 6.3% at the end of the second quarter 2015 versus 7.9% at the end of the second quarter 2014.

•	Gearing (see Note D) was 12.7% at the end of the second quarter 2015 versus 13.4% at the end of the second quarter 2014.

•	Oil and gas production for the second quarter 2015 was 2,731 thousand boe/d, 11% lower than for the second quarter 2014. Excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, PSC price effects, and security impacts in Nigeria, second quarter 2015 production was 3% lower than for the same period last year.

•	Equity sales of LNG of 5.46 million tonnes for the second quarter 2015 were 9% lower than for the same quarter a year ago.

•	Oil products sales volumes for the second quarter 2015 were 1% higher than for the second quarter 2014. Chemicals sales volumes for the second quarter 2015 decreased by 1% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the second quarter 2015 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

Earnings for the second quarter 2015 reflected the following items, which in aggregate amounted to a net charge of $474 million (compared with a net charge of $979 million for the second quarter 2014), as summarised in the table below:

•	Upstream earnings included a net charge of $263 million, reflecting a net charge on fair value accounting of certain commodity derivatives and gas contracts of $171 million, the negative impact of a statutory tax rate change in Canada of $150 million, asset impairments, and redundancy and restructuring charges. These items were partly offset by net divestment gains of $168 million. Upstream earnings for the second quarter 2014 included a net charge of $902 million.

•	Downstream earnings included a net charge of $215 million, reflecting asset impairments of $276 million, the negative impact of a statutory tax rate change in Canada, and redundancy and restructuring charges. These items were partly offset by the net impact of fair value accounting of commodity derivatives and gains on divestments. Downstream earnings for the second quarter 2014 included a net charge of $76 million.

•	Corporate results and Non-controlling interest included a net gain of $4 million. Earnings for the second quarter 2014 included a net charge of $1 million.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Half year
Q2 2015	Q1 2015[1]	Q2 2014		2015	2014
			Segment earnings impact of identified items:
(263)	1,864	(902)	Upstream	1,601	(1,185)
(215)	(132)	(76)	Downstream	(347)	(2,656)
4	(217)	(1)	Corporate and Non-controlling interest	(213)	—
(474)	1,515	(979)	Earnings impact	1,041	(3,841)

[1]	See page 23

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of certain commodity derivatives and gas contracts (see Note A)

•	Redundancy and restructuring

Further items may be identified in addition to the above.

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EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Half year
Q2 2015	Q1 2015	Q2 2014%[1]			2015	2014	%

1,037	675	4,722	-78	Upstream earnings excluding identified items	1,712	10,432	-84
774	2,539	3,820	-80	Upstream earnings	3,313	9,247	-64

2,092	4,129	8,919	-77	Upstream cash flow from operating activities	6,221	17,994	-65

5,916	5,943	7,102	-17	Upstream capital investment	11,859	16,759	-29

1,432	1,542	1,499	-4	Liquids production available for sale (thousand b/d)	1,487	1,490	—
7,534	9,421	9,153	-18	Natural gas production available for sale (million scf/d)	8,473	9,687	-13

2,731	3,166	3,077	-11	Total production available for sale (thousand boe/d)	2,948	3,160	-7

5.46	6.17	6.00	-9	Equity sales of LNG (million tonnes)	11.63	12.09	-4

[1]	Q2 on Q2 change

Second quarter Upstream earnings excluding identified items were $1,037 million compared with $4,722 million a year ago. Identified items were a net charge of $263 million, compared with a net charge of $902 million for the second quarter 2014 (see page 9).

Compared with the second quarter 2014, earnings excluding identified items were impacted by the significant decline in oil and gas prices. Earnings were further reduced as a result of lower oil and gas production volumes driven by planned maintenance at Pearl GTL in Qatar, heavy oil in Canada, and deep-water in the Gulf of Mexico, lower fiscal entitlement at Majnoon in Iraq, curtailment and underground storage reinjection at NAM in the Netherlands, and divestments in North America resources plays. Earnings benefited from lower costs, decreased depreciation, and new liquids production volumes, mainly from Cardamom and Mars B in the Gulf of Mexico.

Upstream Americas excluding identified items incurred a loss.

Global liquids realisations were 43% lower than for the second quarter 2014. Global natural gas realisations were 31% lower than for the same quarter a year ago, with a 53% decrease in the Americas and a 24% decrease outside the Americas.

Second quarter 2015 production was 2,731 thousand boe/d compared with 3,077 thousand boe/d a year ago. Liquids production decreased by 4% and natural gas production decreased by 18% compared with the second quarter 2014. Excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, PSC price effects, and security impacts in Nigeria, second quarter 2015 production was 3% lower than for the same period last year. Compared with the second quarter 2014, production volumes were negatively impacted by 131 thousand boe/d due to higher planned maintenance activities.

New field start-ups and the continuing ramp-up of fields, in particular Bonga NW in Nigeria, Gumusut Kakap in Malaysia, and Cardamom and Mars B in the Gulf of Mexico contributed some 126 thousand boe/d to production for the second quarter 2015, which more than offset the impact of field declines.

Equity sales of LNG of 5.46 million tonnes decreased by 9% compared to the same quarter a year ago, mainly reflecting the impact of an unplanned shutdown at NWS in Australia, the Woodside divestment, and lower volumes for Malaysia LNG Dua where the JVA expired.

Half year Upstream earnings excluding identified items were $1,712 million compared with $10,432 million for the first half year 2014. Identified items were a net gain of $1,601 million, compared with a net charge of $1,185 million for the first half year 2014 (see page 9).

Compared with the first half year 2014, Upstream earnings excluding identified items reflected significantly lower oil and gas prices, and lower contributions from trading. Earnings benefited from lower costs and fewer well write-offs.

Compared with the first half year 2014, the weakening Australian dollar and Brazilian real reduced earnings by some $583 million and $313 million respectively. The impact of these items was some $518 million after tax, compared with a favourable impact of some $378 million after tax in the first half year 2014.

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Global liquids realisations were 48% lower than for the first half year 2014. Global natural gas realisations were 28% lower than for the same period a year ago, with a 50% decrease in the Americas and a 25% decrease outside the Americas.

Half year 2015 production was 2,948 thousand boe/d compared with 3,160 thousand boe/d for the same period a year ago. Liquids production was in line with the first half year 2014 and natural gas production decreased by 13%. Excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, first half year 2015 production was 1% lower than for the same period last year.

Equity sales of LNG of 11.63 million tonnes were 4% lower than for the first half year 2014, reflecting the impact of an unplanned shutdown at NWS in Australia, the Woodside divestment, and lower volumes for Malaysia LNG Dua where the JVA expired, partly offset by improved operating performance.

DOWNSTREAM

Quarters				$ million	Half year
Q2 2015	Q1 2015	Q2 2014%[1]			2015	2014	%

2,961	2,646	1,347	+120	Downstream CCS earnings excluding identified items	5,607	2,922	+92
2,746	2,514	1,271	+116	Downstream CCS earnings	5,260	266	+1,877

3,816	1,554	262	+1,356	Downstream cash flow from operating activities	5,370	3,407	+58

1,085	849	1,402	-23	Downstream capital investment	1,934	2,386	-19

2,944	2,871	3,034	-3	Refinery processing intake (thousand b/d)	2,908	3,000	-3

6,531	6,313	6,453	+1	Oil products sales volumes (thousand b/d)	6,423	6,386	+1

4,326	4,192	4,387	-1	Chemicals sales volumes (thousand tonnes)	8,518	8,672	-2

[1]	Q2 on Q2 change

Second quarter Downstream earnings excluding identified items were $2,961 million compared with $1,347 million for the second quarter 2014. Identified items were a net charge of $215 million, compared with a net charge of $76 million for the second quarter 2014 (see page 9).

Compared with the second quarter 2014, Downstream earnings excluding identified items benefited from lower costs, higher contributions from manufacturing reflecting improved operating performance, and lower taxation. Chemicals earnings benefited from improved intermediates market conditions which more than offset lower base chemicals industry conditions as well as the impact of unit shut-downs at the Moerdijk chemical site in the Netherlands.

Refinery intake volumes were 3% lower compared with the same quarter last year. Excluding portfolio impacts, refinery intake volumes were in line with the second quarter 2014. Refinery availability increased to 95% compared with 94% in the second quarter 2014.

Oil products sales volumes increased by 1% compared with the same period a year ago reflecting higher trading volumes partly offset by lower marketing volumes.

Chemicals sales volumes decreased by 1% compared with the same quarter last year, mainly as a result of reduced availability driven by downtime at the Moerdijk chemical site in the Netherlands. Chemicals manufacturing plant availability decreased to 86% from 90% for the second quarter 2014, mainly reflecting increased maintenance activities.

Half year Downstream earnings excluding identified items were $5,607 million compared with $2,922 million for the first half year 2014. Identified items were a net charge of $347 million, compared with a net charge of $2,656 million for the first half year 2014 (see page 9).

Compared with the first half year 2014, Downstream earnings excluding identified items benefited from higher contributions from manufacturing reflecting higher realised refining margins and improved operating performance. Earnings also benefited from lower costs, including the impact of favourable exchange rate effects and divestments, and lower taxation. Earnings were impacted by negative exchange rate effects in marketing, despite stronger underlying performance. Chemicals earnings benefited from improved intermediates market conditions which more than offset lower base chemicals industry conditions as well as the impact of unit shut-downs at the Moerdijk chemical site in the Netherlands.

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Refinery intake volumes were 3% lower compared with the first half year 2014. Excluding portfolio impacts, refinery intake volumes were 1% higher than in the first half year 2014, mainly as a result of improved operating performance. Refinery availability increased to 95% from 93% for the same period a year ago.

Oil products sales volumes increased by 1% compared with the same period a year ago, mainly as a result of higher trading volumes partly offset by lower marketing volumes.

Chemicals sales volumes decreased by 2% compared with the first half year 2014, mainly as a result of reduced availability driven by downtime at the Moerdijk chemical site in the Netherlands. Chemicals manufacturing plant availability decreased to 85% from 93% for the first half year 2014, mainly reflecting increased maintenance activities.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Half year
Q2 2015	Q1 2015	Q2 2014		2015	2014

(163)	(75)	57	Corporate and Non-controlling interest excl. identified items	(238)	99
			Of which:
(69)	46	101	Corporate	(23)	177
(94)	(121)	(44)	Non-controlling interest	(215)	(78)

(159)	(292)	56	Corporate and Non-controlling interest	(451)	99

Second quarter Corporate results and Non-controlling interest excluding identified items were a loss of $163 million, compared with a gain of $57 million for the same period last year. Identified items for the second quarter 2015 were a net gain of $4 million, whereas earnings for the second quarter 2014 included a net charge of $1 million (see page 9).

Compared with the second quarter 2014, Corporate results excluding identified items were impacted by lower tax credits, adverse currency exchange rate effects, and higher costs, partly offset by lower net interest expense.

Half year Corporate results and Non-controlling interest excluding identified items were a loss of $238 million compared with a gain of $99 million for the first half year 2014. Identified items for the first half year 2015 were a net charge of $213 million, compared with nil impact for the first half year 2014 (see page 9).

Compared with the first half year 2014, Corporate results excluding identified items were impacted by adverse currency exchange rate effects, partly offset by lower net interest expense.

Compared with the first half year 2014, earnings benefited from the impact of the weakening Brazilian real on deferred tax positions in Upstream by some $101 million. The impact of this on the first half 2015 earnings excluding identified items was a gain of some $101 million after tax, compared with nil impact in the first half 2014.

OPERATIONAL OUTLOOK FOR THE THIRD QUARTER 2015

Compared with the third quarter 2014, Upstream earnings are expected to be impacted by some 104 thousand boe/d as a result of divestments, some 80 thousand boe/d associated with the impact of curtailment and underground storage reinjection at NAM, and some 33 thousand boe/d driven by planned maintenance in the third quarter 2015.

As a result of asset sales in Australia and Italy, refining capacity is expected to decrease by 60 thousand barrels per day and marketing volumes are expected to decrease by some 100 thousand barrels per day compared with the third quarter 2014. Refinery availability is expected to decline in the third quarter 2015 as a result of increased planned maintenance compared to the same period a year ago. Unit shut-downs at the Moerdijk chemical site in the Netherlands are expected to continue to impact Chemicals manufacturing plant availability.

FORTHCOMING EVENTS

Third quarter 2015 results and third quarter 2015 dividend are scheduled to be announced on October 29, 2015.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Half year
Q2 2015	Q1 2015	Q2 2014%[1]			2015	2014	%
72,402	65,706	111,222		Revenue	138,108	220,880
1,136	1,405	1,716		Share of profit of joint ventures and associates	2,541	3,786
412	1,735	2,336		Interest and other income	2,147	2,687

73,950	68,846	115,274		Total revenue and other income	142,796	227,353

52,441	47,425	85,296		Purchases	99,866	169,131
6,506	6,655	7,839		Production and manufacturing expenses	13,161	15,018
3,076	2,894	3,755		Selling, distribution and administrative expenses	5,970	7,189
252	253	274		Research and development	505	557
964	800	1,128		Exploration	1,764	2,055
4,673	4,604	7,354		Depreciation, depletion and amortisation	9,277	14,778
466	376	505		Interest expense	842	957
5,572	5,839	9,123	-39	Income before taxation	11,411	17,668	-35
1,458	1,302	3,778		Taxation	2,760	7,781
4,114	4,537	5,345	-23	Income for the period	8,651	9,887	-13
128	107	38		Income attributable to non-controlling interest	235	71
3,986	4,430	5,307	-25	Income attributable to Royal Dutch Shell plc shareholders	8,416	9,816	-14

[1]	Q2 on Q2 change

EARNINGS PER SHARE

Quarters			$	Half year
Q2 2015	Q1 2015	Q2 2014		2015	2014
0.63	0.70	0.84	Basic earnings per share	1.34	1.56
0.62	0.69	0.84	Diluted earnings per share	1.32	1.56

SHARES1

Quarters			Millions	Half year
Q2 2015	Q1 2015	Q2 2014		2015	2014
			Weighted average number of shares as the basis for:
6,304.6	6,292.2	6,323.0	Basic earnings per share	6,298.4	6,305.5
6,383.9	6,377.0	6,323.4	Diluted earnings per share	6,380.5	6,305.8

6,325.2	6,302.3	6,341.7	Shares outstanding at the end of the period	6,325.2	6,341.7

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2015	Q1 2015	Q2 2014		2015	2014
4,114	4,537	5,345	Income for the period	8,651	9,887
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
1,668	(4,199)	591	- Currency translation differences	(2,531)	40
(129)	(135)	(182)	- Unrealised gains/(losses) on securities	(264)	(154)
133	(9)	(18)	- Cash flow hedging gains/(losses)	124	1
(25)	7	5	- Share of other comprehensive income/(loss) of joint ventures and associates	(18)	(2)

1,647	(4,336)	396	Total	(2,689)	(115)

			Items that are not reclassified to income in later periods:
5,496	(1,316)	(253)	- Retirement benefits remeasurements	4,180	(799)
7,143	(5,652)	143	Other comprehensive income/(loss) for the period	1,491	(914)
11,257	(1,115)	5,488	Comprehensive income/(loss) for the period	10,142	8,973
161	63	48	Comprehensive income/(loss) attributable to non-controlling interest	224	77
11,096	(1,178)	5,440	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	9,918	8,896

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014

Assets
Non-current assets:
Intangible assets	6,779	6,852	7,076
Property, plant and equipment	192,633	189,263	192,472
Joint ventures and associates	32,284	31,643	31,558
Investments in securities	3,854	3,952	4,115
Deferred tax	7,969	8,439	8,131
Retirement benefits	3,892	1,912	1,682
Trade and other receivables	8,522	8,240	8,304
	255,933	250,301	253,338

Current assets:
Inventories	22,485	19,968	19,701
Trade and other receivables	50,929	51,696	58,470
Cash and cash equivalents	26,981	19,867	21,607
	100,395	91,531	99,778

Total assets	356,328	341,832	353,116

Liabilities
Non-current liabilities:
Debt	45,575	35,703	38,332
Trade and other payables	4,877	4,769	3,582
Deferred tax	11,676	10,240	12,052
Retirement benefits	12,642	17,642	16,318
Decommissioning and other provisions	25,055	25,154	23,834
	99,825	93,508	94,118

Current liabilities:
Debt	7,366	8,137	7,208
Trade and other payables	56,424	55,761	64,864
Taxes payable	10,362	11,705	9,797
Retirement benefits	367	361	377
Decommissioning and other provisions	3,976	3,538	3,966
	78,495	79,502	86,212

Total liabilities	178,320	173,010	180,330

Equity attributable to Royal Dutch Shell plc shareholders	176,787	167,960	171,966

Non-controlling interest	1,221	862	820

Total equity	178,008	168,822	172,786

Total liabilities and equity	356,328	341,832	353,116

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786
Comprehensive income for the period	—	—	1,502	8,416	9,918	224	10,142
Capital contributions from, and other changes in, non-controlling interest	—	—	—	(98)	(98)	222	124
Dividends paid	—	—	—	(5,957)	(5,957)	(45)	(6,002)
Scrip dividends[1]	2	—	(2)	731	731	—	731
Repurchases of shares[2]	(1)	—	1	1	1	—	1
Shares held in trust: net sales and dividends received	—	634	—	39	673	—	673
Share-based compensation	—	—	(421)	(26)	(447)	—	(447)
At June 30, 2015	541	(556)	(13,285)	190,087	176,787	1,221	178,008

At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income for the period	—	—	(920)	9,816	8,896	77	8,973
Capital contributions from, and other changes in, non-controlling interest	—	—	—	3	3	(7)	(4)
Dividends paid	—	—	—	(5,862)	(5,862)	(73)	(5,935)
Scrip dividends[1]	6	—	(6)	2,399	2,399	—	2,399
Repurchases of shares[2]	(4)	—	4	(1,028)	(1,028)	—	(1,028)
Shares held in trust: net sales and dividends received	—	809	—	56	865	—	865
Share-based compensation	—	—	(305)	—	(305)	—	(305)
At June 30, 2014	544	(1,123)	(3,264)	188,858	185,015	1,098	186,113

[1]	Under the Scrip Dividend Programme some 23.4 million A shares, equivalent to $0.7 billion, were issued during the first half year 2015 and some 64.6 million A shares, equivalent to $2.4 billion, were issued during the first half year 2014.
[2]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the quarter.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2015	Q1 2015	Q2 2014		2015	2014

			Cash flow from operating activities
4,114	4,537	5,345	Income for the period	8,651	9,887
			Adjustment for:
1,753	2,947	4,336	- Current taxation	4,700	8,736
395	303	468	- Interest expense (net)	698	846
4,673	4,604	7,355	- Depreciation, depletion and amortisation	9,277	14,779
(247)	(1,612)	(2,203)	- Net losses/(gains) on sale of non-current assets and businesses	(1,859)	(2,162)
(1,588)	(372)	(2,335)	- Decrease/(increase) in working capital	(1,960)	(1,460)
(1,136)	(1,405)	(1,716)	- Share of loss/(profit) of joint ventures and associates	(2,541)	(3,786)
1,071	1,077	1,768	- Dividends received from joint ventures and associates	2,148	3,275
(90)	(1,503)	(396)	- Deferred taxation, retirement benefits, decommissioning and other provisions	(1,593)	(704)
255	94	399	- Other	349	928
9,200	8,670	13,021	Net cash from operating activities (pre-tax)	17,870	30,339

(3,150)	(1,564)	(4,380)	Taxation paid	(4,714)	(7,714)

6,050	7,106	8,641	Net cash from operating activities	13,156	22,625

			Cash flow from investing activities
(6,205)	(6,215)	(7,906)	Capital expenditure[1]	(12,420)	(15,062)
(208)	(409)	(493)	Investments in joint ventures and associates	(617)	(1,382)
206	2,203	3,539	Proceeds from sales of property, plant and equipment and businesses	2,409	3,845
165	4	3,671	Proceeds from sales of joint ventures and associates	169	3,727
59	56	31	Interest received	115	89
(80)	(79)	222	Other[1]	(159)	133
(6,063)	(4,440)	(936)	Net cash used in investing activities	(10,503)	(8,650)

			Cash flow from financing activities
1,072	(255)	(1,397)	Net increase/(decrease) in debt with maturity period within three months	817	(2,694)
10,045	752	140	Other debt: New borrowings	10,797	3,335
(2,188)	(630)	(251)	Repayments	(2,818)	(3,184)
(317)	(409)	(398)	Interest paid	(726)	(766)
424	(5)	(13)	Change in non-controlling interest[2]	419	(13)
			Cash dividends paid to:
(2,294)	(2,932)	(1,964)	- Royal Dutch Shell plc shareholders	(5,226)	(3,463)
(27)	(18)	(45)	- Non-controlling interest	(45)	(73)
—	(409)	(346)	Repurchases of shares	(409)	(1,587)
(5)	(40)	90	Shares held in trust: net sales/(purchases) and dividends received	(45)	213
6,710	(3,946)	(4,184)	Net cash used in financing activities	2,764	(8,232)

417	(460)	(26)	Currency translation differences relating to cash and cash equivalents	(43)	(20)
7,114	(1,740)	3,495	Increase/(decrease) in cash and cash equivalents	5,374	5,723

19,867	21,607	11,924	Cash and cash equivalents at beginning of period	21,607	9,696

26,981	19,867	15,419	Cash and cash equivalents at end of period	26,981	15,419

[1]	Reflects a minor change to definition with effect from 2015 which has no overall impact on net cash used in investing activities. Comparative data has been reclassified accordingly.
[2]	Q2 2015 mainly relates to the public offering of limited partner units in Shell Midstream Partners, L.P.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2014 (pages 111 to 116) as filed with the U.S. Securities and Exchange Commission.

The Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these Interim Statements.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2014 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Companies Act 2006.

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Information by business segment:

Quarters		$ million	Half year
Q2 2015	Q2 2014		2015	2014
		Third-party revenue
6,296	10,658	Upstream	14,062	23,671
66,082	100,548	Downstream	123,998	197,151
24	16	Corporate	48	58

72,402	111,222	Total third-party revenue	138,108	220,880

		Inter-segment revenue
7,490	12,621	Upstream	13,720	24,872
271	463	Downstream	633	1,071
—	—	Corporate	—	—

		Segment earnings
774	3,820	Upstream[1]	3,313	9,247
2,746	1,271	Downstream[2]	5,260	266
(68)	100	Corporate	(239)	177

3,452	5,191	Total segment earnings	8,334	9,690

Quarters		$ million	Half year
Q2 2015	Q2 2014		2015	2014
3,452	5,191	Total segment earnings	8,334	9,690

		Current cost of supplies adjustment:
765	151	Purchases	413	143
(219)	(42)	Taxation	(117)	(43)
116	45	Share of profit/(loss) of joint ventures and associates	21	97
4,114	5,345	Income for the period	8,651	9,887

[1]	Second quarter 2014 Upstream earnings included an impairment charge of $1,943 million after taxation, partly offset by divestment gains of $1,230 million after taxation.
[2]	First quarter 2014 Downstream earnings included an impairment charge of $2,284 million related to refineries in Asia and Europe.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

3.	Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares
Number of shares	A	B	of £1 each
At January 1, 2015	3,907,302,393	2,440,410,614	50,000
Scrip dividends	23,430,143	—	—
Repurchases of shares	(12,717,512)	—	—
At June 30, 2015	3,918,015,024	2,440,410,614	50,000

At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	64,568,758	—	—
Repurchases of shares	(8,620,000)	(32,428,573)	—
At June 30, 2014	3,953,959,971	2,440,410,614	50,000

Nominal value

	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2015	334	206	540
Scrip dividends	2	—	2
Repurchases of shares	(1)	—	(1)
At June 30, 2015	335	206	541

At January 1, 2014	333	209	542
Scrip dividends	6	—	6
Repurchases of shares	(1)	(3)	(4)
At June 30, 2014	338	206	544

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 19, 2015, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2016, and the end of the Annual General Meeting to be held in 2016, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

4.	Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,502	1,502
Scrip dividends	(2)	—	—	—	—	(2)
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(421)	—	(421)
At June 30, 2015	3,403	154	84	1,302	(18,228)	(13,285)

At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(920)	(920)
Scrip dividends	(6)	—	—	—	—	(6)
Repurchases of shares	—	—	4	—	—	4
Share-based compensation	—	—	—	(305)	—	(305)
At June 30, 2014	3,405	154	79	1,566	(8,468)	(3,264)

[1]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc, now The Shell Transport and Trading Company Limited, in 2005.
[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

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5.	Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

$ million	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014
Included within:

Trade and other receivables – non-current	774	799	703
Trade and other receivables – current	9,090	11,378	14,037

Trade and other payables – non-current	1,635	1,643	520
Trade and other payables – current	7,574	9,644	11,554

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2014, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2015 are consistent with those used in the year ended December 31, 2014, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since that date.

The fair value of debt excluding finance lease liabilities at June 30, 2015, was $47,942 million (March 31, 2015: $39,753 million; December 31, 2014: $41,120 million). Fair value is determined from the prices quoted for those securities.

6.	Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc

On April 8, 2015, the Boards of Royal Dutch Shell plc and BG Group plc announced that they have reached agreement on the terms of a recommended cash and share offer to be made by Royal Dutch Shell plc for the entire issued and to be issued share capital of BG Group plc, representing a value of approximately £47 billion based on the closing price of 2,208.5 pence per Royal Dutch Shell plc B share on April 7, 2015.

The transaction is subject to certain pre-conditions and conditions and Royal Dutch Shell plc has agreed to use its reasonable endeavours to secure the necessary regulatory clearances and authorisations. It is expected that Royal Dutch Shell plc’s circular will be despatched to shareholders, and its prospectus published, at the same time as BG Group’s scheme document is published, and no later than 28 days after the pre-conditions are satisfied and/or waived. The transaction is expected to complete in early 2016.

Under certain circumstances occurring on or prior to July 31, 2016, such as the Royal Dutch Shell plc Board withdrawing its recommendation to Royal Dutch Shell plc shareholders to vote in favour of the transaction, Royal Dutch Shell plc has agreed to pay BG Group plc £750 million by way of compensation for any loss suffered by BG Group plc in connection with the preparation and negotiation of the transaction.

ADDITIONAL NOTES FOR INFORMATION

A.	Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

B.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write-offs), new investments in joint ventures and associates, new finance leases and other adjustments.

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C.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

D.	Gearing

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure.

E.	Liquidity and capital resources

Net cash from operating activities for the second quarter 2015 was $6.1 billion compared with $8.6 billion for the same period last year.

Total current and non-current debt increased to $52.9 billion at June 30, 2015 from $43.8 billion at March 31, 2015 while cash and cash equivalents increased to $27.0 billion at June 30, 2015 from $19.9 billion at March 31, 2015. During the second quarter 2015 Shell issued $10.0 billion of debt under the US shelf registration. No new debt was issued under the euro medium-term note programme.

Capital investment for the second quarter 2015 was $7.1 billion, of which $5.9 billion in Upstream and $1.1 billion in Downstream. Capital investment for the same period of 2014 was $8.5 billion, of which $7.1 billion in Upstream and $1.4 billion in Downstream.

Dividends of $0.47 per share are announced on July 30, 2015 in respect of the second quarter. These dividends are payable on September 21, 2015. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2014 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

Half year net cash from operating activities was $13.2 billion compared with $22.6 billion for the same period last year.

Total current and non-current debt increased to $52.9 billion at June 30, 2015 from $45.5 billion at December 31, 2014 while cash and cash equivalents increased to $27.0 billion at June 30, 2015 from $21.6 billion at December 31, 2014. During the first half year 2015 Shell issued $10.0 billion of debt under the US shelf registration. No new debt was issued under the euro medium-term note programme.

Capital investment for the first half year 2015 was $13.9 billion, of which $11.9 billion in Upstream and $1.9 billion in Downstream. Capital investment for the same period of 2014 was $19.2 billion, of which $16.8 billion in Upstream and $2.4 billion in Downstream.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2014 (pages 11 to 14) and are summarised below. There are no material changes in those Risk Factors for the remaining 6 months of the financial year.

•	We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and, ultimately, the accuracy of our price assumptions.

•	Our ability to achieve strategic objectives depends on how we react to competitive forces.

•	As our business model involves treasury and trading risks, we are affected by the global macroeconomic environment as well as financial and commodity market conditions.

•	Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

•	An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources and our licence to operate.

•	Our future performance depends on the successful development and deployment of new technologies.

•	Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

•	The nature of our operations exposes the communities in which we work and us to a wide range of health, safety, security and environment risks.

•	Shell mainly self-insures its risk exposures.

•	A further erosion of the business and operating environment in Nigeria would adversely impact Shell.

•	We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell and its joint ventures and associates face the risk of litigation and disputes worldwide.

•	Our operations expose us to social instability, civil unrest, terrorism, piracy, acts of war, and risks of pandemic diseases that could have an adverse impact on our business.

•	We rely heavily on information technology systems for our operations.

•	We have substantial pension commitments, whose funding is subject to capital market risks.

•	The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

•	Many of our major projects and operations are conducted in joint arrangements or associates. This may reduce our degree of control, as well as our ability to identify and manage risks.

•	Violations of antitrust and competition law carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of anti-bribery and corruption law and anti-money laundering law carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of trade controls, including sanctions expose us and our employees to criminal sanctions and civil suits.

•	We execute acquisitions and divestments in the pursuit of our strategy. A number of risks impact the success of such acquisitions and divestments.

•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

FIRST QUARTER 2015 PORTFOLIO DEVELOPMENTS

Upstream

In April, the Boards of Royal Dutch Shell plc and BG Group plc announced that they have reached agreement on the terms of a recommended cash and share offer to be made by Royal Dutch Shell plc for the entire issued and to be issued share capital of BG Group plc.

In Shell’s heartlands exploration programme there were two non-operated gas discoveries offshore Australia, Blake (Shell interest 50%) and Isosceles (Shell interest 25%), during the quarter. In Brazil, hydrocarbons were discovered at the non-operated Libra C-1 well (Shell interest 20%).

Shell had continued success with near-field exploration discoveries in New Zealand and Oman.

As part of its global exploration programme, Shell added new acreage positions following successful bidding results in Algeria, Australia, Italy, Myanmar and Norway.

In Nigeria, the Shell Petroleum Development Company of Nigeria Limited (“SPDC”), a subsidiary of Shell, completed the divestment of its 30% interest in oil mining lease (“OML”) 18 and related facilities in the Eastern Niger Delta for a consideration of some $0.7 billion.

Also in Nigeria, SPDC completed the divestment of its 30% interest in OML 29 and the Nembe Creek Trunk Line and related facilities in the Eastern Niger Delta for a consideration of some $1.7 billion.

Downstream

In Canada, Shell has taken final investment decision (“FID”) on the Scotford HCU debottleneck project (Shell interest 100%) which is expected to increase hydrocracking capacity by 20%.

In Denmark, Shell announced that it has reached an agreement with Couche-Tard for the sale of its marketing operations including retail, commercial fleet, commercial fuels, aviation and connected trading and supply products businesses. The sale is subject to regulatory approvals and is expected to complete in 2015.

In Qatar, Shell announced that as a result of high capital costs, Shell and its partner, Qatar Petroleum, will not proceed with the proposed Al Karaana petrochemicals project and will stop further work on it.

In April, Shell announced that it has accepted offers for the sale of 185 service stations across the United Kingdom to independent dealers and has exchanged contracts for 158 of these service stations with two dealer groups. All 185 service stations will retain the Shell brand and sell Shell’s fuels.

FIRST QUARTER 2015 SUMMARY OF IDENTIFIED ITEMS

Earnings for the first quarter 2015 reflected the following items, which in aggregate amounted to a net gain of $1,515 million (compared with a net charge of $2,862 million in the first quarter 2014), as summarised below:

•	Upstream earnings included a net gain of $1,864 million, mainly reflecting a gain of $1,415 million related to divestments and a credit of some $600 million reflecting a statutory tax rate reduction in the United Kingdom. These items were partly offset by asset impairments of $159 million. Earnings for the first quarter 2014 included a net charge of $283 million.

•	Downstream earnings included a net charge of $132 million, including the net impact of fair value accounting of commodity derivatives of $56 million. Earnings for the first quarter 2014 included a net charge of $2,580 million.

•	Corporate and Non-controlling interest earnings included a net charge of $217 million mainly reflecting a tax charge related to prior years. Earnings for the first quarter 2014 included a net gain of $1 million.

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RESPONSIBILITY STATEMENT

It is confirmed that to the best of our knowledge: (a) the Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; (b) the interim management report includes a fair review of the information required by Disclosure and Transparency Rule (DTR) 4.2.7R (indication of important events during the first six months of the financial year, and their impact on the Condensed Consolidated Interim Financial Statements, and description of principal risks and uncertainties for the remaining six months of the financial year); and (c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties transactions and changes thereto).

The Directors of Royal Dutch Shell plc are as shown on pages 58-60 in the Annual Report and Form 20-F for the year ended December 31, 2014 except that Jorma Ollila stepped down as a Director on May 19, 2015.

On behalf of the Board

Ben van Beurden	Simon Henry

Chief Executive Officer	Chief Financial Officer

July 30, 2015	July 30, 2015

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

INDEPENDENT REVIEW REPORT TO ROYAL DUTCH SHELL PLC

REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Our conclusion

We have reviewed the Condensed Consolidated Interim Financial Statements, defined below, in the half-yearly financial report of Royal Dutch Shell plc for the six months ended June 30, 2015. Based on our review, nothing has come to our attention that causes us to believe that the Condensed Consolidated Interim Financial Statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority. This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed

The Condensed Consolidated Interim Financial Statements, which are prepared by Royal Dutch Shell plc, comprise:

•	the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income for the six months ended June 30, 2015;

•	the Condensed Consolidated Balance Sheet as at June 30, 2015;

•	the Consolidated Statement of Changes in Equity and Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2015; and

•	the explanatory notes to the Condensed Consolidated Interim Financial Statements.

The annual financial statements of Royal Dutch Shell plc are prepared in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Condensed Consolidated Interim Financial Statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What a review of the Condensed Consolidated Financial Statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed Consolidated Interim Financial Statements.

RESPONSIBILITIES FOR THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND THE REVIEW

Our responsibilities and those of the directors

The half-yearly financial report, including the Condensed Consolidated Interim Financial Statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority. Our responsibility is to express to the company a conclusion on the Condensed Consolidated Interim Financial Statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

London

July 30, 2015

a)	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Condensed Consolidated Interim Financial Statements since they were initially presented on the website.

b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

CAUTIONARY STATEMENT

The release, presentation, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction.

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the recommended combination of Royal Dutch Shell plc (“Shell”) and BG Group plc (“BG”) (the “Combination”) or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Combination in any jurisdiction in contravention of applicable laws.

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell and of the Combination. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell, BG and the combined group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 30, 2015. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

July 30, 2015

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. The information in this Report also represents Royal Dutch Shell plc’s half-yearly financial report for the purposes of the Disclosure and Transparency Rules of the UK Financial Conduct Authority. As such: (1) the interim management report can be found on pages 7 to 12 and 20 to 23; (2) the condensed set of financial statements on pages 13 to 20; and (3) the directors’ responsibility statement on page 24 and the auditors’ independent review on page 25. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

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APPENDIX I

Share-based compensation

There are a number of share-based compensation plans for Shell employees. The principal share-based employee compensation plan is the Performance Share Plan (“PSP”). For the details of the PSP, reference is made to the Annual Report and Form 20-F for the year ended December 31, 2014. The following table presents the number of shares and American Depositary Shares (“ADSs”) in Royal Dutch Shell plc conditionally awarded under the PSP outstanding as at June 30, 2015. The measurement period for the shares granted is three years.

PSPs	A shares	B shares	A ADSs
Outstanding at June 30, 2015 (thousands)	34,351	11,144	9,443

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of Royal Dutch Shell plc which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted. The following table presents the number of shares and ADSs in the Company under option as at June 30, 2015, and the range of expiration dates.

Share option plans	A shares	B shares	A ADSs
Under option at June 30, 2015 (thousands)	1,125	—	—
Range of expiration dates	July 2015 - June 2016	—	—

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 and the six months ended June 30, 2015, the consolidated unaudited ratio of earnings to fixed charges.

	Six months ended June 30,	$ million Years ended December 31,
	2015	2014	2013	2012	2011	2010

Pre-tax income from continuing operations before income from joint ventures and associates	8,870	22,198	26,317	41,564	46,806	29,391
Total fixed charges	1,041	2,113	1,710	1,712	1,608	1,684
Distributed income from joint ventures and associates	2,148	6,902	7,117	10,573	9,681	6,519
Less: interest capitalised	(391)	(757)	(762)	(567)	(674)	(969)
Total earnings	11,668	30,456	34,382	53,282	57,421	36,625
Interest expensed and capitalised	756	1,522	1,412	1,461	1,209	1,218
Interest within rental expense	285	591	298	251	399	466
Total fixed charges	1,041	2,113	1,710	1,712	1,608	1,684
Ratio of earnings to fixed charges	11.21	14.41	20.11	31.12	35.71	21.75

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

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Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as at June 30, 2015. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
June 30, 2015
Equity attributable to Royal Dutch Shell plc shareholders	176,787

Current debt	7,366
Non-current debt	45,575
Total debt[A]	52,941
Total capitalisation	229,728

[A]	Of total debt, $47.5 billion was unsecured and $5.4 billion was secured. Total debt includes, as at June 30, 2015, $42.1 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2014: $34.8 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at June 30, 2015, Shell also had outstanding guarantees of $3.2 billion, of which $1.6 billion relate to debt of joint ventures and associates.

Non-GAAP measures

Shell included certain non-GAAP measures and calculations in its Unaudited Condensed Interim Financial report which are listed and explained as follows:

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense as a percentage of the average capital employed for the period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

Calculation of ROACE	$ million
	Last twelve months
	June 30, 2015	June 30, 2014
Income for current and previous three quarters	13,494	16,446
Interest expense after tax	1,033	918
Income before interest expense	14,527	17,364
Capital employed – opening	230,235	211,192
Capital employed – closing	230,949	230,235
Capital employed – average	230,592	220,714

ROACE	6.3%	7.9%

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Capital investment by business segment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write offs), new investments in joint ventures and associates, new finance leases and other adjustments.

$ million Three months ended				$ million Six months ended
June 30, 2015	March 31, 2015	June 30, 2014		June 30, 2015	June 30, 2014
			Capital investment:
5,916	5,943	7,102	Upstream	11,859	16,759
1,085	849	1,402	Downstream	1,934	2,386
49	50	37	Corporate	99	71

7,050	6,842	8,541	Total capital investment	13,892	19,216
(208)	(409)	(493)	Investments in joint ventures and associates	(617)	(1,382)
(643)	(502)	(513)	Exploration expense, excluding exploration wells written off	(1145)	(937)
(18)	(6)	207	Finance leases	(24)	(2,109)
24	290	164	Other	314	274

6,205	6,215	7,906	Capital expenditure	12,420	15,062

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